SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter

Rio de Janeiro, August 14, 2012 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the electricity sector in Latin America, parent company of 12 subsidiaries, operating in the generation, transmission and distribution, announces its results for the period.

In the results presented below, for the 2Q12 some changes can be verified, where we highlight the Net Income of R$ 1,349 million, 6.4% higher than the previous quarter (1Q12).

Net income of R$ 2,617 earned in the first half of 2012 was 62.4% higher than the income of R$ 1,611 million for the same period of 2011. In this same period, there was a positive variation of 14.8% in EBITDA, which rose from R$ 3,753 million in the first half of 2011 to R$ 4,380 million in the first half of 2012, demonstrating the improvement of the operating company.

Evolution of Net Income considering IFRS (In Million)

2012	2011	2010

Compared to the previous year, also highlighted the growth of the Net Operating Income (NOI) at levels higher than found in the expenses and costs, especially in relation to items Personnel, Material and Service (PMS), indicating a continuous reduction of the PMS/NOR index resulting from an operational and business management improvement.

Regarding the energy sold, we found an increase of 1.8% in the generation segment, reaching a volume of energy sales of 132 TWh in 2012, compared to 129 TWh in the same period of 2011. Likewise, in the distribution segment, we see a growth of 13.6%, reaching a volume of energy sales of 7.0 TWh in 2012, compared to a volume of 6.1 TWh in 2011.

Highlights of the consolidated results for the First Half 2012:

Net Operating Income: R$ 16,002 million (19.1 % higher compared to 1H 2011)

Operating Income: R$ 3,063 million (21.0 % higher compared to 1H 2011)

Personnel, Material and Services (PMS): R$ 3,930 million in the 1H 2012 (7.4 % higher compared to 1H 2011).

PMS/ROL: 24.5%, 2.7 percentage points lower than 1H 2011

Consolidated Ebitda (earnings before interest, taxes, depreciation and amortization): R$ 4,308 million, 14.8% higher than 1H 2011. Regarding 1H 2011 the sum of EBITDAs of generation and transmission companies increased by 28.5% and the sum of EBITDAs of distribution companies increased by 50.3%

Marketletter

Net Income of Foreign Exchange: R$ 499 million (172.3% higher than 1H 2011)

Financial asset/Itaipu transfer, R$ 202 million (70.9% lower than 1H 2011)

Net income: R$ 2,617 million, 62.4 % higher than 1H 2011.

The analysis of the items in the Income Statement of each company of Eletrobras System is presented in the Attachment of Marketletter, after the Financial Statement for each company.

Structure of Eletrobras

Consolidated Financial Statements

	2Q12	1Q12	2Q11	Variation	1H 2012	1H 2011	Variation
	(R$ million)	(R$ million)	(R$ million)	2Q12 x 1Q12	(R$ million)	(R$ million)	1H12 x 1H11
Net Operating Income	7,724	8,278	6,298	-7%	16,002	13,437	19%
Personnel Materials and Services	2,099	1,831	1,946	15%	3,930	3,659	7%
Depreciation	437	444	408	-2%	881	833	6%
Other costs	3,632	3,252	2,760	12%	6,883	5,192	33%
EBITDA	1,557	2,751	1,184	-43%	4,308	3,753	15%
Financing Payable and Debentures– without RGR¹	38,185	34,991	25,365	9%	38,185	25,365	51%
Cash, Marketable securities	12,122	16,063	13,116	-25%	12,122	13,116	-8%
Financing Receivable – without RGR	6,731	6,095	5,794	10%	6,731	5,794	16%
Net Debt²	19,332	12,834	6,454	51%	19,332	6,454	200%

Marketletter

Stockholders Equity	78,784	78,455	77,202	0%	78,784	78,455	0%
Net Income	1,349	1,268	327	6%	2,617	1,611	62%
Net Income / Stockholders Equity	2%	2%	0%	- 0.3 p.p.	3%	2%	1.3 p.p.
PMS/Net Operating Income	27%	22%	31%	5.2 p.p.	25%	27%	- 2.7 p.p.
EBITDA Margin	20%	33%	19%	- 12.8 p.p.	27%	28%	- 1.0 p.p.

(1) The value contains part of Itaipu  debt  to third parties

(2) =  Net Debt Financing  payable and debentures  (without  RGR) - Cash, Marketable Securities - Loans Receivable  (without  RGR)

1 .Analysis of Consolidated Results – R$ million

Consolidated			Consolidated
1H12	1H11		2Q12	1Q12	2Q11
16,002	13,437	Net Operating Income (a)	7,724	8,278	6,298
-2,188	-1,718	(-) Energy purchased for resale	-1,193	-994	-786
-253	-65	(-) Fuel for electricity production	-163	-89	-58
-773	-668	(-) Usage of the electric grid	-384	-388	-328
-864	-596	(-) Remuneration and Reimbursement	-444	-420	-300
-3,930	-3,659	(-) Personnel, Material and Services	-2,099	-1,831	-1,946
-2,033	-1,433	(-) Construction	-1,149	-884	-843
-881	-833	(-) Depreciation and amortization	-437	-444	-408
5,081	4,465		1,854	3,226	1,630
364	389	Shareholdings	155	210	-225
-446	-942	Operating provisions	-108	-339	-624
4,999	3,912		1,901	3,097	781
184	325	Interest income	-3	187	163
239	285	Monetary Restatement	79	160	217
499	-690	Monetary and exchange variation	701	-201	-404
-1,173	-968	Debt charges	-671	-502	-559
-412	-758	Debt from from Shareholders Resources	-206	-206	-392
1,038	842	Other financial results	814	223	287
-1,175	-319	Income Tax and Social Contribution	-478	-697	259
4,199	2,629		2,137	2,061	352
-1,572	-993	Others Results	-782	-789	-5
2,627	1,636	Net Income	1,355	1,272	347
-10	-25	Minority Shareholders	-6	-5	-20
2,617	1,611	Consolidated Net Income	1,349	1,268	327

(a)see section 1.2

Marketletter

1.1            Financial Hightlights

2nd quarter of 2012 x 1st quarter 2012

In 2Q12 a net income of R$ 1,349 million was recorded, 6.4% higher than the net income of R$ 1,268 million registered in the previous quarter.

The net operating revenue in the amount of R$ 7,724 million, detailed in the Table 1.2, presented in the 2Q12, a decrease of 7.5% compared to 1Q12, when it R$ 8,278 million was recorded, mainly due to:

         Generation revenue decreased 13.9%, from R$ 5,903 million in the 1Q12 to R$ 5,085 million in the 2Q12. This variation was mainly due to the decrease in “Transfer of Itaipu”, which went from a net income of R$ 706 million in the 1Q12 to a net expense of R$ 504 million in the 2Q12, influenced by changes in the methodology of calculating of the inflation adjustment based on US price indices, Commercial Price and Industrial Goods, described in item 2.3. Moreover, there is the usual effect of the consolidation relating to the energy sold to the companies of the Eletrobras System.

In relation to the Energy Supply, there was an increase of 7.5%, from R$ 5,197 million in the 1Q12 to R$ 5,588 million in the 2Q12, mainly influenced by

I)                Furnas: an increase of R$ 275 million in the  revenue of Sale of Energy in the 2Q12 in relation to 1QT12, mainly due to the short-term energy sold by Furnas, both by increasing of the PLD as well as the energy difference involved, due to the seasonality (purchase and sale agreements / physical security, energy generated / energy allocated).

II)               Eletronorte: an increase of R$ 138 million in the 2Q12 in relation to the previous quarter, relating to the tansaction volume of trading of energy in the short-term market of the interconnected system.

         Transmission revenues showed an increase of 12.6%, from R$ 1,982 million in the 1Q12 to R$ 2,232 million in the 2Q12, mainly  influenced by the adjustment of the transmission rate of return, which rose from R$ 731 million in the 1Q12 to R$ 817 million in the 2Q12 and by the higher operation and maintenance revenue, which rose from R$ 485 million in the 1Q12 to R$ 540 million in the 2Q12. Moreover, there is the usual effect of the consolidation on the use of transmission lines by the companies of the Eletrobras System. The Construction Revenue is registered as equivalent to the cost of construction.

         Revenues from the distribution segment showed an increase of 19.1%, from R$ 1,387 million in the last quarter to R$ 1,652 million in the 2Q12. The Energy Supply increased by 11.4% from R$ 1,245 million in the 1Q12 to R$ 1,386 million in the 2Q12, mainly influenced by the growth of more than 46,000 customers. The Construction Revenue is registered as equivalent to the cost of construction.

- The Energy Purchased for Resale grew by 20.0% from R$ 994 million in the 1Q12 to R$ 1,193 million in 2Q12, influenced in part by the effect of consolidation, with a 3.3% reduction in the volume of the energy purchased by the companies of the Eletrobras System. Other highlights were:

I - an increase of 113.2% recorded in CGTEE, from R$ 38 million in the 1Q12 to R$ 81 million in the 2Q12, due to the high value of PLD (Settlement Price of the Difference), and;

Marketletter

II. an increase of 40.3% recorded in Furnas, from R$ 544 million in the 1Q12 to R$ 763 million in the 2Q12, primarily due to the stoppage of the Angra II unit, of Eletronuclear, in March 2012, for refueling and maintenance, as well as the expiration of the contract of the  Serra do Facão SPE, both occurred in 1Q12.

- The account Fuel for Electric Power Production showed an expense of R$ 89 million in the 1Q12 as compared to an expense of R$ 163 million in the 2T12, partly due to the increase of production of thermal energy and the lower consumption by Eletronuclear in the 1Q12, due to the stoppage for fuel refueling of the Angra 2 unit.

- Personnel, Material and Service (PMS) in the amount of R$ 2,099 million in the 2Q12, presented an increase of 14.6% compared to the 1Q12, mainly due to the payment of the Profit Sharing registered in the 2Q12.

- The revenues from Equity Interest decreased by 26.1% from R$ 210 million in the 1Q12 to R$ 155 million in the 2QT12. This decrease is mainly due to the result of Equity Investments in Subsidiaries, which increased by 45.1% from R$ 166 million in the 1Q12, to R$ 91 million in the  2Q12.

- Operating Provisions, described in item 3.1, showed a reduction of 68.2%, from R$ 339 million in the 1Q12 to R$ 108 million in the 2Q12r, mainly influenced by the the renegotiation and extension of the deadline for receivable financings.

- The net Financial Result rose from a net expense of R$ 338 million in the last quarter, to a net revenue of R$ 714 million in the 2Q12, which represents a variation of 311.0% in relation to the 1Q12. This result is mainly due to the foreign exchange, which increased from an expense of R$ 201 million in the 1Q12 to revenues of R$ 701 million in the 2Q12 and also due to an increase in the revenues from Financial Investments, which rose from R$ 488 million in the 1Q12 to R$ 713 million in the 2Q12.

1st Half 2012 x 1st Half 2011

Regarding the result of the first half of 2012, it recorded a growth of 62.4% in relation to the same period of 2011, with a registered net income of R$ 2,617 million in the 1H12, compared to R$ 1,611 million recorded in same period of 2011.

The net operating revenue in the amount of R$ 16,002 million, detailed in the Table 1.2, presented, in the 1H12, an increase of 19.1% compared to the 1H11, when R$ 13,437 million were recorded, mainly due to:

Generation Revenue showed an increase of 14.2%, from R$ 9,617 million in the 1H11 to R$ 10,988 million in 1H12. This variation was influenced by the 20.9% increase in the Energy Supply, which rose from R$ 8,293 million in the 1H11 to R$ 10,785 million in the 1H12, driven by the increase of the Energy Sales, which rose from 129 TWh in the 1H11 to 132 TWh in the 1H12 (see Item 1.2.1) and by the 49% increase in the total volume of energy sold to companies of the Eletrobras System, which affect the consolidated numbers. The generation revenue was negatively influenced by reducing the Transfer of Itaipu, which has evolved from a net income of R$ 695 million in 1H11 to a net income of R$ 202 million in 1H12, influenced by changes in the methodology of calculating the inflation adjustment based on US price indices  Commercial Price and Industrial Goods, described in item 2.3.

Marketletter

         Transmission revenues showed an increase of 33.2%, from R$ 3,165 million in the 1H11 to R$ 4,214 million in the 1H12, influenced by the adjustment of the transmission rate of return, which rose from R$ 1,232 million in the 1H11 to R$ 1,548 million in the 1H12 and by the higher operation and maintenance revenue, which rose from R$ 818 million in the 1H11 to R$ 1,025 million in the 1H12. Moreover, there is the usual effect of the consolidation on the use of transmission lines by the companies of the Eletrobras System. The Construction Revenue is registered as equivalent to the cost of construction.

         The Distribution segment revenue grew by 19.1% from R$ 2,551 million in the 1H11 to R$ 3,039 million in the 1H12, influenced by the energy supply, which increased by 22.3%, from R$ 2,151 million in the 1H11 to R$ 2,631 million in the 1H12, mainly caused by the increase in energy sales, which increased from 6.1 TWh in the 1H11  to 7.0 TWh in the 1H12 (see Item 1.2.2), and also by the growth of more than 80 thousand new customers. The Construction Revenue is registered as equivalent to the cost of construction.

The Energy purchased for resale grew by 27.3% from R$ 1,718 million in the 1H11 to R$ 2,188 million in the 1H12, influenced in part by the effect of consolidation, with a 2.5% increase in the volume of energy purchased by the companies of the Eletrobras System, in addition to the higher volume of energy purchased by our distribution companies. Another highlight was the increase of 415.7% recorded by CGTEE, from R$ 23 million in the 1H11 to R$ 119 million in the 1H12, due to the high value of PLD (Settlement Price of the Difference)

Fuel for Energy Production presented an increase of 288.3%. In the 1H12, a net expense of R$ 253 million was registered, while in the 1H11 a net expense of R$ 65 million was recorded, mainly influenced by the adjustment made on the account of the reimbursement of CCC in the 1H11 which had a credit balance in the Company Eletrobras Amazonas Energia.

Personnel, Material and Service (PMS) showed an increase of 7.4%, from R$ 3,659 million in the 1H11 to R$ 3,930 million in the 1H12. Considering that the Consolidated Net Operating Revenues - NOR presented, in the first half of 2012, an increase of 19.1% in relation to the same period last year, the relationship PMS/NOR decrease 2.7 percentage points, from 27.2% in the 1H11 to 24.5% in the 1H12.

The Shareholdings recorded a decrease of 6.2% resulting from the accounting of the amount of R$ 364 million in 1H12 and R$ 389 million in 1H11. This reduction was caused mainly by the variation in equity investments in affiliated companies, which fell by 14.5% from R$ 301 million in 1H11 to R$ 258 million in 1H12.

Marketletter

Operating Provisions, (see Item 3.1), showed a reduction of 52.6%, from R$ 942 million in the 1H11 to R$ 446 million in the 1H12, mainly influenced by the provisions made in the 1H11 for the Impairment of units Simplicio and Batalha, owned by Furnas, in the amount of R$ 409 million, and the Contingency Reserve for Balbina unit, owned by Eletronorte, in the amount of R$ 120 million. Moreover, in the 1H12, a reserve reversal of R$ 89 million was registered in Furnas due to the dropouts of the voluntary desmissal program.

- Net Financial Result rose from a net expense of R$ 965 million in the 1H11 to a net income of R$ 375 million in the 1H12, representing an increase of 138.9%. This result is mainly due to the net foreign exchange, which increased from a net expense of R$ 690 million to a net revenues of R$ 499 million and also due to the increase in the revenues from financial investments, which rose from R$ 954 million in the 1H11 to R$ 1,219 million in the 1H12.

This evolution was also influenced by the reduction of the Charges on Shareholders Resources, which decrease from R$ 758 million in the 1H11 to R$ 412 million in the1H12, influenced by the payment of the yearly installments of the retained dividend, as well as the decrease of the Selic rate.

1.2            Net Operating Income

Net Operating Income (NOI) in the first half of 2012 exceeded 2011 by 19.1%, from R$ 13,437 million to R$ 16,002 million. In the 2Q12 the NOI had a 6.7% decrease from the previous quarter, from R$ 8,278 million to R$ 7,724 million.

R$ million

Consolidated				Consolidated
1H12	1H11	Variation		2Q12	1Q 12	Variation
			a) GENERATION
10,785	8,923	20.9%	Supply /Supply/ Energy Sold	5,588	5,197	7.5%
202	695	-70.9%	Financial Asset/ Itaipu Transfer [(3) item 2.3]	-504	706	-171.4%
			Others
			B) TRANSMISSION
1,641	1,114	47.2%	Revenue from construction	875	766	14.2%
1,025	818	25.3%	Revenue from operating and maintenance	540	485	11.4%
1,548	1,232	25.6%	Return Tax update - Transmission	817	731	11.8%
			c) DISTRIBUTION
2,631	2,151	22.3%	Supply	1,386	1,245	11.4%
393	381	3.0%	Revenue from construction	258	135	90.9%
15	19	-19.9%	Revenue from operating and maintenance	8	7	11.9%
18,240	15,333	19.0%	(a) Eletric Power Operations	8,969	9,271	-3.3%
349	388	-9.9%	Other Revenues	43	306	-85.8%
18,590	15,721	18.2%	TOTAL	9,013	9,577	-5.9%
			Operating Income Deductions
-928	-816	13.8%	Sectoral charges	-464	-464	-0.1%
-593	-511	16.0%	ICMS	-308	-285	8.0%
-1,056	-950	11.2%	PASEP and COFINS	-517	-539	-4.0%
-11	-7	59.2%	Other Deductions	0	-11	-99.4%
-2,588	-2,283	13.3%	Total Deductions	-1,288	-1,300	-0.9%

16,002	13,437	19.1%	Net Operating Income	7,724	8,278	-6.7%

Marketletter

Participation of business in relation to Gross Revenues – 2012  (RS million)

1.2.1 Energy Sold in 2012 – TWh

In terms of evolution of the energy market, the Eletrobras companies, in 2012, sold 132 TWh of energy, versus 129 TWh traded in the same period of previous year, representing an increase of 1.8%.

1.2.2 Energy Sales in 2012 - Distributors – TWh

In terms of evolution of energy markets, companies of Eletrobras Distribution System, in the 1H 12, sold 7.0 TWh of energy, compared to 6.1 TWh traded in the same period of last year, representing an increase of 13.6%.

Marketletter

1.3            EBITDA

EBITDA - R$ million	1H 2012	1H 2011	Var%
Results of the period	2,627	1,636	60.6%
+ Provision Income Tax and Social Contribution	1,175	319	268.0%
+ Financial Result	-375	965	-138.9%
+ Depreciation and Amortization	881	833	5.7%
= EBITDA	4,308	3,753	14.8%

1.3.1 EBITDA of Subsidiary Companies

The EBITDA of Eletrobras Subsidiaries shown below, resulted in the 2Q12 R$ 1,802 million, representing a decrease of 6.4% over the 1Q12, when EBITDA totaled R$ 1,924 million.

In the first half of 2012, when EBITDA of Eletrobras Subsidiaries was R$ 3,726 million, occurred an increase of 34.8% over the R$ 2,765 million in 1H 2011.

EBITDA - R$ million
Company	1H 2012	1H 2011%		2Q 12	1Q 12%
Furnas	1,067	490	117.9%	489	578	-15.4%
Chesf	1,475	1,152	28.1%	782	693	12.8%
Eletronorte	685	645	6.2%	290	395	-26.7%
Eletrosul	288	109	164.5%	145	143	1.1%
EletroNuclear	329	458	-28.1%	210	119	76.7%
CGTEE	(9)	130	-107.2%	(23)	14	-267.4%
Subtotal	3,834	2,983	28.5%	1,892	1,942	-2.6%
Distributors	(109)	(218)	50.3%	(91)	(18)	-402.8%
Total	3,726	2,765	34.8%	1,802	1,924	-6.4%

EBITDA Margin (%)
Company	1H 2012	1H 2011%		2Q 12	1Q 12%
Furnas	25.7%	13.7%	12.0	22.3%	29.6%	-7.4
Chesf	44.4%	44.1%	0.3	48.9%	40.3%	8.7
Eletronorte	24.9%	27.1%	-2.2	18.7%	33.0%	-14.3
Eletrosul	34.0%	23.3%	10.8	32.8%	35.4%	-2.6
EletroNuclear	35.6%	49.6%	-14.0	38.4%	31.5%	7.0
CGTEE	-3.7%	49.1%	-52.8	-17.7%	11.5%	-29.1
Subtotal	31.3%	29.2%	2.1	29.3%	33.6%	-4.4
Distributors	-4.8%	-11.3%	6.5	-7.4%	-1.8%	-5.6
Total	25.7%	22.8%	3.0	23.4%	28.3%	-4.9

EBITDA is calculated by adding the net profit for the period, income taxes, the financial income and depreciation and amortization.

1.4. Eletrobras’ Performance During the Second Quarter of 2012

Eletrobras, in the 2Q12 registered a net income of R$ 1,348.8 million, equivalent to R$ 1.00 per share. This income is 6.4% higher than the profit of R$ 1,268 million recorded in the 1Q12, equivalent to R$ 0.94 per share. In the first half of 2012 Eletrobras registered a net profit of R$ 2,616.8 million, presenting an increase 62.4% over the net profit of R$ 1,611.2 million on the first half of 2011.

Marketletter

2.            Analysis of the Results of the Parent Company

Evolution of the Results – R$ million

1H 12

1H 11
Financial Result

2.1            Eletrobras Shareholdings

The recognition of the results of the companies invested by Eletrobras positively impacted the Company's results in the 2Q12 in R$ 860 million, resulting from the evaluation of corporate investments. This figure represented a decrease of 20.6% if compared to the amount of R$ 1,083 million for the 1Q12, highlighting the result of the equivalency equity of our subsidiaries and affiliated companies.

5

Marketletter

Compared to the same period of 2011, recognition of the results of companies invested by Eletrobras showed a 53.1% increase from of R$ 1,269 million in 1H 2011 to R$ 1,943 in 1H 2012 million, as shown below:

In R$ thousand

	2Q 12	1Q 12	1H 12	1H 11
Investments in subsidiaries
Equivalency equity	703,884	886,098	1,589,982	915,580
Income from capital - ITAIPU	1,972	34,682	36,654	30,664
	705,856	920,780	1,626,636	946,244

Investiments in affiliates
Equivalency equity	92,773	153,305	246,078	265,863

Other investiments	61,451	8,570	70,021	56,461
Total	860,080	1,082,655	1,942,735	1,268,567

The analysis of the results of our subsidiaries can be found in the Appendix

2.2     Financial Result

The Financial Results positively impacted, in the 2Q12, the result of Eletrobras in R$ 1,484 million, 276.9% lower the result obtained in the previous quarter, when an income of R$ 394 million was registered, mainly due to:

         Regarding monetary variations resulting from internal price levels in 2Q12, the Company registered a gain of R$ 204 million. In 1Q12 was registered a gain of R$ 235 million.

         The charges on Resources of shareholders showed a decrease of 18.3%, from R$ 198 million in 1Q12, to R$ 162 million in 2Q12, driven by the record of the variation in the Selic rate in 2Q12.

         The exchange rate, from an expense of R$ 216 million in 1Q12 to a revenue of R$ 738 million in 2Q12.

In the first half of 2011, when he was a registered Financial Result of R$ 266 million, there was a positive variation of 604.8% in 1H 12 due to:

         The net exchange rate, from an expense of R$ 635 million in 1H11 to a revenue of R$ 522 million in 1H12.

         The charges on Resources of shareholders fell by 44.8% from R$ 651 million in the 2H11 to R$ 360 million in 2H 12, driven by the second installment of retained dividends and by reducing the Selic rate, as shown below:

Marketletter

In R$ thousand

Financial Result	2Q 12	1Q 12	1H 12	1H 11
Financial Revenues
Interest income, commissions and fees	491	478	970	849
Income from financial investments	597	370	967	751
Arrears surcharge on electricity	6	6	12	9
Monetary restatement	204	235	439	355
Active exchange restatement	738	0	522	0
Other financial income	0	0	0	0

Financial Expenses
Debt Charges	-232	-216	-448	-317
Leasing charges	0	0	0	0
Charges on shareholders' funds	-162	-198	-360	-651
Exchange updates	0	-216	0	-635
Other financial expense	-159	-66	-225	-93
	1,484	394	1,877	266

The main indexes of the loan and transfers showed variations in the following periods:

Evolution of the IGP-M index and the Dollar (%)

	1Q 12	2Q 12	1H 12
Dólar	-2.86%	10.93%	7.76%
IGPM	0.62%	2.55%	3.19%

	1Q 11	2Q 11	1H 11
Dólar	-2.25%	-4.15%	-6.31%
IGPM	2.43%	0.70%	3.14%

2.3     Sale of electricity of Parent Company

a.     Itaipu

In R$ million

Financial Result - Itaipu
	2Q 12	1Q 12	1H 12
Energy sold Itaipu contract + CCEE	1,915	1,384	3,299
Revenue from Right to Reimbursement(1)	-1,166	1,736	570
Others	43	24	67
Total Revenue	793	3,144	3,937

Energy purchased Itaipu Contract + CCEE	-1,590	-1,563	-3,153
Expense from Reimbursement Obligations (2)	697	-1,038	-341
Itaipu transfer	-403	163	-240
Others	0	0	0
Total Expenses	-1,297	-2,438	-3,735

Net Op Income - Tranfers from Itaipu(3)	-504	706	202

Marketletter

The balance resulting from the sale of electricity from Itaipu Binational, shown on the Non-Current  Assets amounted to R$ 5,002 million  in June 30, 2012, equivalent to US$ 2,475 million (December 31, 2011 – R$ 3,937 million, equivalent to US$ 2,099 million), of which R$ 3,443 million, equivalent to US$ 1,703 million, will be transferred to the National Treasury until 2023 represented by reimbursement obligations, as a result of a credit transaction which took place between the Company and the National Treasury in 1999.

In R$ million

	2Q 12	1Q 12	1H 12
Rights Results (RR) (1)	-1,166	1,736	570
+ Exchange Results	608	-112	496
Result from Right to Reimbursement	-558	1,624	1,066
Obligation Results (OR) (2)	-697	1,038	341
+ Exchange Results	363	-67	296
Result from Reimbursement Obligations	-334	971	637
Balance: RR - OR	-224	653	429

b.     Commercialization of electric energy – PROINFA

Trading operations of power within the PROINFA generated a net loss in this quarter of 2012 of R$ 225 million (June 30, 2011 – R$ 171 million negative), producing no effect on net income of the company.  This value is included under the Reimbursement Obligations. The balance of resellers consumers registered R$ 244 million of Proinfa related to the parent company.

3.        Provisions

3.1      Operating Provisions

In R$ Thousand

	Parent		Consolidated
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Guarantees	25,372	19,133	25,372	19,133
Contingencies	(136,301)	(13,590)	89,483	254,260
PCLD - Customers and Resellers	-	-	460,072	266,585
PCLD - Financing and Loans	(65,847)	53,845	(65,847)	53,845
Unfunded liabilities in subsidiaries	314,409	95,022	-	-
Losses on Investiments	43,065	-	43,065	-
Impairment	-		(1,942)	409,000
Others	6,138	28,516	(103,735)	(60,944)
	186,836	182,926	446,467	941,879

Marketletter

3.2      Provisions for Legal Liabilities linked to legal proceedings

At the closing date of the financial statements, the Company has the following provisions for contingent liabilities by nature:

In R$ Thousand

	Parent		Consolidated
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Current
Labor	-	-	66,350	67,544
Taxable	-	-	78,300	76,477
Civil	-	-	61,264	95,169
Others	-	-	1,000	1,000
	-	-	206,914	240,190
Non-current
Labor	3,072	4,293	835,923	786,040
Taxable	-	-	262,234	297,721
Civil	1,307,026	1,442,104	3,626,665	3,564,443
Others	-	-	3,826	3,972
	1,310,098	1,446,397	4,728,648	4,652,176
Total	1,310,098	1,446,397	4,935,562	4,892,366

4.        Portfolio Financing and Loans

4.1      Financing and Loans Granted – R$ thousand

By the end of this quarter, the Company had a portfolio of loans and financing totalizing R$ 9,782,094 (R$ 9,737,390  in December 31, 2011) as shown below:

In R$ Thousand

	Parent
Currency	US$	%	R$
U.S.$ Dollar	2,994,446	62	6,052,673
Real	1,845,061	38	3,729,421
Total	4,839,506	100	9,782,094

The long-term share of loans and loans from ordinary capital resources and industry, including transfers, are due to varying degrees, as shown below:

In R$ Thousand

	2014	2015	2016	2017	After 2017	Total
Parent Company	3,273,203	2,909,424	2,493,025	2,337,995	13,113,645	24,167,292
Consolidated	1,035,079	920,042	788,365	751,989	4,146,905	7,642,380

Marketletter

4. 2    Financing Payable

Debtor – R$ million	Jun/12	Dec/11
Eletrobras	9,954	9,362
Affiliated	5,084	4,786
SPEs and Debentures	13,694	11,355
Itaipu	9,453	8,982
Sub Total	38,185	34,485
RGR	8,874	8,947
Total Financing	47,059	43,432

The total debt in foreign currency, including charges on the parent company corresponds to R$ 9,953,883 thousand equivalent to US$ 4,924,496 thousand and consolidated to R$ 19,561,903 thousand equivalent to U$$ 9,677,882 thousand. The percentage distribution by type of currency is shown below:

In R$ Thousand

Currency	Parent		Consolidated
	R$	%	R$	%
U.S Dollar	9,559,709	96.04%	19,168,709	97.99%
EURO	58,728	0.59%	58,686	0.30%
YEN	335,446	3.37%	334,509	1.71%
TOTAL	9,953,883		19,561,903

The long-term portion of loans and financing has its matures planned as can be seen below:

In R$ Thousand

	2014	2015	2016	2017	After 2017	Total
Parent	306,718	681,647	296,306	295,947	16,599,324	18,179,943
Consolidated	680,721	1,512,830	657,616	656,813	36,840,091	40,348,072

5.     Sectoral Funds

Program	Remuneration	Application of Funds- R$ million
		2009	2010	2011	1H12
RGR		1,727.80	1,573.80	1,376.40	443.50
Light for All	1.0% a.a.	1,140.70	983.6	224.2	162.60
Reluz	1.5% a.a.	28	45.5	54.6	5.90
Generation	2.0% a.a.	162.5	199.3	97.9	29.70
Transmission	2.0% a.a.	358.1	278.7	370.3	177.30
Distribution	2.0% a.a.	35.5	66.7	35.2	68.00
Thermal	2.0% a.a.	-	-	594.2	-
CDE		3,756.80	3,846.50	3,072.10	1,661.38
Low income	-	1,990.80	1,679.40	1,410.40	902.91
Light for All	1.0% (*)	1,020.60	1,568.30	1,078.80	410.84
Mineral Coal	-	745.4	598.8	582.9	347.63
CCC		2,812.40	3,562.30	5,325.50	2,072.30
Fuel Oil	-	2,668.70	3,039.60	5,121.70	-
Diesel	-	93.3	-	-	-
Generation Costs	-	-	-	-	1,963.23
Others	-	50.4	522.7	203.8	109.07
Total		8,297.00	8,982.60	9,774.00	4,177.18

(*) 1.0% of contracted value

Marketletter

6.     Investiments and CAPEX – R$ Billion

Item	Budgeted 2012	Realized 1H 12
Own Investments
Generation	3.4	0.6
Transmition	2.6	0.7
Distribution	1.5	0.3
Maintenance - Generation	0.8	0.1
Maintenance - Transmition	0.7	0.1
Maintenance - Distribution	0.4	0.1
Others (Research, Infrastructure and Environmental Quality)	0.7	0.2
Sub Total	10.1	2.1
Financial Inversions in Partnerships
Generation	2.6	1.0
Transmition	0.6	0.3
Sub Total	3.2	1.3
Total	13.3	3.4

7.     Social Capital

Capital Structure

As at June 30, 2012 the capital of Eletrobras had the following composition:

Shareholders	Common		Pref. "A"		Pref. "B"		Total
	1,087,050,297%		146,920%		265,436,883%		1,352,634,100%
Federal Union	552,968,382	50.87%			2,252	0.00%	552,970,634	40.88%
BNDESpar	180,757,951	16.63%			18,691,102	7.04%	199,449,053	14.75%
BNDES	76,338,832	7.02%			18,262,671	6.88%	94,601,503	6.99%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
FGO					468,600	0.18%	468,600	0.03%
Others	221,661,979	20.39%	146,920	100.00%	219,262,258	82.60%	441,071,157	32.61%
Cust.CBLC	221,439,414	20.37%	85,633	58.29%	196,464,377	74.02%	417,984,892	30.90%
Resident	61,533,043	5.66%	85,632	58.28%	59,145,259	22.28%	120,763,934	8.93%
Non Resident	90,382,714	8.31%	1	0.00%	106,879,777	40.27%	197,262,492	14.58%
Prog. Adr	69,519,125	6.40%			30,439,341	11.47%	99,958,466	7.39%
Others	227,097	0.02%	61,287	41.71%	22,797,881	8.59%	23,086,265	1.71%
Resident	199,368	0.02%	61,260	41.70%	22,793,879	8.59%	23,054,507	1.70%
Non Resident	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Marketletter

Eletrobras Shareholders in the Scryptural System

The amount of shareholders increased 2.9% between June 30, 2011 and 2012. There was an increase of 0.4% of common shareholders and an increase of 4.1% of preferred shareholders.

Amount of Resident Shareholders

Between June 30, 2011 and June 30, 2012, there was an increase of 2.9% of resident shareholders in Brazil. Concerning the non-resident shareholders, between June 30, 2011 and 2012 there was an increase in share participation of 1.6%.

Amount of Resident Shareholders	Amount of Non-Resident Shareholders

Marketletter

Share performance analysis

Shares

Eletrobrás Preferred Shares - ELET6

During the 2Q12 Eletrobras’ preferred shares (ELET6) had a devaluation of 10.4% closing at R$ 19.52. The maximum price achieved by those shares was R$ 22.27 on April 2nd, and the lowest price registered was R$ 16.92 on May 24. The quotations related are values ex-dividend.

Eletrobras ON - ELET3

During the 2Q12 Eletrobras’ preferred shares (ELET6) had a devaluation of 9.5% closing at R$ 14.25. The maximum price achieved by those shares was R$ 16.02 on April 2nd, and the lowest price registered was R$ 12.62 on May 30. The quotations related are values ex-dividend.

Shares Trading Performance at the BM&FBOVESPA

Index number 06/30/2011 = 100 and ex-dividend values

Ratings

Agency	National Classification/ Outlook	Last Report
S&P LT Local Currency	A - (Stable)	11/17/2011
Moody’s Issuer Rating	Baa2 (Stable)	10/17/2011
S&P LT Foreign Currency	BBB (Stable)	11/17/2011
Moody’s Senior Unsecured Debt	Baa2 (Stable)	10/17/2011
Fitch Senior Unsecured Debt Rate	BBB (Stable)	04/06/2011
Fitch LT Foreign Currency Issuer	BBB (Stable)	04/06/2011

Marketletter

       Financial Trading Volume (Daily Average) at the BM&FBOVESPA (R$ Thousands)

Trading Volume (Daily Average) at the BM&FBOVESPA (Values in thousands of shares)

ADR Programs

EBR-B – Eletrobras Preferred Shares

In the 2Q12 the ADRs preferred shares of Eletrobras recorded a maximum price of US$ 12.14 on April 2nd. The lowest price registered was on May 24, when the price reached US$ 8.26. This asset ended the quarter quoted at US$ 9.58 with a devaluation of 18.7% compared to March 2012, when it closed quoted at US$ 11.78, whereas values ex-dividend. The Balance of ADRs representing such shares at the end of the quarter was 30,439,341.

EBR – Eletrobras Common Shares

In the 2Q12, the ADRs of the common shares of Eletrobras recorded a maximum price of US$ 8.79 on Apil 2nd. The lowest price registered was US$ 6.25 on May 30. This asset ended the quarter quoted at US$ 7.03, obtaining a depreciation of 18.1% compared to March 2012, when it closed quoted at US$ 8.58, considering values ??ex-dividend. The Balance of ADRs representing such shares at the end of the quarter was 69,519,125.

Marketletter

Trading Volume (Daily Average) at the NYSE

Values in thousand of shares.

Latibex (Latin America Stock Market in Madrid Stock Exchange)

XELTB

The preferred shares listed on Latibex program ended the 2Q12 at € 7.59. In March 2012, these shares closed at € 9.67, reflecting a depreciation of 21.5%.

XELTO

The common shares of the Latibex program obtained, in the 2Q12, a devaluation of 20.9%, whereas in June of this year closed at € 5.53 and in March 2012, closed at € 6.99

Trading Volume (Daily Average) at the Madrid Stock Exchange (Values in numbers of shares)

Marketletter

Exchange rate performance between June 30, 2011 and June 30, 2012

8.     General Information

Number of employees*

Parent Company

Working time in the Company (Years)	1Q12	2Q12	Percentual
Until 5	586	571	45.0%
6 to 10	239	244	19.2%
11to15	35	33	2.6%
16 to 20	12	14	1.1%
21 to 25	223	220	17.3%
over 25	190	188	14.8%
Total	1,285	1,270

*includes solicited employees and excludes transferred employees.

By Region

State	Nr of employees
	1Q12	2Q12
Rio de Janeiro	1,244	1,231
Brasília	41	39
Total	1,285	1,270

Outsorced Employees

1Q12	2Q12
183	183

Marketletter

Turnover Index

1Q12	2Q12
0.5%	0.3%

Partnership – Parent Company

SPE	Enterprise		Installed Capacity (MW)	Assured energy (MW medium)	Generated Energy MWh
		Investment R$ million			1Q12	2Q12	1H 12
Norte Energia SA	UHE	29,375.0	11,233.1	4,571.0	-	-	-
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	UEE	109.30	26.0	12.08	20,236.972	19,418.602	39,655.57

(*) Generated Energy - Source: SPE Solar Mangue Seco 2 Generator and Distributor of Electrical Energy SA

Enterprise	Participation %	Localization (Estate)	Start of Construction	Start of Operation	End of Operation	Asset Value Unamortized
Belo Monte / Norte Energia	15.0	PA	Jun/2011	Feb/2012	Aug/2045	ND
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	49.0	RN	May/2010	Sep/2011	Jun/2045	ND

Note: To “end of operation” item was adopted end date of the Concession Contract

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Current Assets
Cash and cash equivalents	743,772	1,396,729	3,938,552	4,959,787
Restricted cash	4,945,223	3,034,638	4,945,223	3,034,638
Marketable securities	5,394,261	8,499,178	7,771,395	11,252,504
Clients	244,353	579,433	4,395,506	4,352,024
Financing asset	-	310,960	1,205,640	2,017,949
Loans and financing	4,027,231	3,848,043	2,139,714	2,082,054
Fuel consumption account - CCC	1,313,165	1,184,936	1,313,165	1,184,936
Investment remuneration	1,209,297	633,832	163,157	197,863
Taxes and social contribution	1,826,351	1,594,227	2,306,359	1,947,344
Compensation rights	-	-	4,108,346	3,083,157
Stock	1,068	729	395,496	358,724
Nuclear fuel inventories	-	-	416,005	388,663
Derivatives financial instruments	-	-	160,308	195,536
Other	398,878	300,188	1,983,699	1,607,493
	20,103,599	21,382,893	35,242,565	36,662,672
Non-Current Assets
Compensation rights	-	-	624,306	500,333
Loans and financing receivable	24,167,292	23,878,099	7,642,380	7,651,336
Clients	-	-	1,400,453	1,478,994
Marketable securities	402,220	379,707	411,859	398,358
Nuclear fuel inventories	-	-	505,440	435,633
Stored materials	-	-	84,144	80,909
Taxes and social contribution	1,568,139	2,044,513	5,366,830	5,774,286
Linked deposits	754,865	715,189	2,477,426	2,316,324
Fuel consumption account - CCC	485,455	727,136	485,455	727,136
Financing asset	2,923,605	1,724,009	49,627,207	46,149,379
Derivatives financial instruments	-	-	143,263	185,031
Advances for shareholding participation	5,984,683	5,673,361	4,000	4,000
Other	529,163	282,399	916,540	620,854
	36,815,422	35,424,413	69,689,303	66,322,573
Investments	55,887,099	54,722,656	4,786,824	4,570,959
Property, plant and equipment	113,157	112,397	55,701,063	53,214,861
Intangible	47,225	48,150	2,355,203	2,371,367
	92,862,903	90,307,616	132,532,393	126,479,760
Total Assets	112,966,502	111,690,509	167,774,958	163,142,432

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Current Liabilities
Loans and financing	647,948	488,120	5,568,205	4,005,326
Debentures	-	-	779,276	739,237
Financing liabilily	993,570	-	231,608	-
Compulsory loan	12,511	15,620	13,222	16,331
Suppliers	437,738	384,676	6,358,561	6,338,102
Anticipated energy sales	376,412	368,943	421,995	413,041
Taxes payable	150,186	40,190	1,257,395	1,032,521
Fuel consumption account - CCC	4,223,180	3,079,796	4,233,035	3,079,796
Shareholders’ remuneration	3,626,848	4,323,713	3,643,898	4,373,773
Federal treasury credits	119,086	109,050	119,086	109,050
Estimated obligations	24,308	21,128	993,020	802,864
Reimbursement obligations	935,233	710,308	3,102,757	1,955,966
Employee postemployment benefits	9,202	4,375	337,173	451,801
Provision for contingencies	-	-	206,914	240,190
Fees as per regulations	-	-	1,024,674	901,692
Leasing	-	-	151,618	142,997
Concessions to pay	-	-	35,941	35,233
Derivatives financial instruments	-	-	201,670	269,718
Retirement incentive	-	-	273,172	93,137
Research and development	-	-	263,826	274,722
Income participation	-	37,800	-	296,547
Other	90,948	52,277	637,323	552,765
	11,647,170	9,635,996	29,854,369	26,124,809
Non-Current Liabilities
Loans and financing	18,179,943	17,806,158	40,348,072	38,408,352
Federal treasury credits	100,087	155,676	100,087	155,676
Debentures	-	-	363,453	279,410
Anticipated energy sale	-	-	854,602	879,452
Compulsory loan	246,802	211,554	246,802	211,554
Decommissioning obligations	-	-	419,781	408,712
Fuel consumption account - CCC	822,081	954,013	822,081	954,013
Provision for contingencies	1,310,098	1,446,397	4,728,648	4,652,176
Employee postemployment benefits	161,408	161,408	2,272,734	2,256,132
Provision for uncovered liability in controlled co’s	786,557	472,148	-	-
Compensation obligations	-	-	1,676,156	1,475,262
Leasing	-	-	1,806,779	1,775,544
Shareholders remuneration	-	3,143,222	-	3,143,222
Concession to pay	-	-	1,576,416	1,234,426
Advance for future capital increase	148,695	148,695	148,695	148,695
Derivatives financial instruments	-	-	142,649	197,965
Retirement incentive	-	-	494,746	726,291
Research and development	-	-	407,894	370,714
Taxes payable	414,876	383,682	1,961,708	1,902,522
Other	364,784	328,051	511,311	635,184
	22,535,331	25,211,004	58,882,614	59,815,302
Stockholders’ Equity
Capital Stock	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserve	26,048,342	26,048,342	26,048,342	26,048,342
Income reserve	18,571,012	18,571,011	18,571,012	18,571,011
Accrued income	2,624,268	-	2,624,268	-
Equity evaluation adjustment	213,398	220,915	213,398	220,915
Additional dividend proposed	-	706,018	-	706,018
Other comprehensive income	21,650	(8,108)	21,650	(8,108)
Participation of non-controlling shareholders	-	-	253,974	358,812
	78,784,001	76,843,509	79,037,975	77,202,321
Total Liabilities and Stockholders’ Equity	112,966,502	111,690,509	167,774,958	163,142,432

Marketletter

Statement of Income

(R$ thousand)

	Parent Company		Consolidated
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Net Operating Revenues	1,260,268	1,493,280	16,001,692	13,437,283
Operating expenses
Personnel, material and services	220,309	236,190	3,929,979	3,659,132
Electricity purchased for resale	1,190,289	940,361	2,187,614	1,718,460
Use of basic transmission network	-	-	772,625	668,389
Construction - distribution	-	-	392,779	381,348
Construction - transmission	-	-	1,640,599	1,051,198
Fuel for electric power production	-	-	252,519	65,026
Remuneration and reimbursement	-	-	864,391	596,232
Depreciation	3,108	3,221	782,577	788,960
Amortization	-	-	97,978	43,899
Donations and contributions	153,062	124,385	196,610	160,574
Operating provisions	186,836	182,926	446,467	941,879
Results to compensate from Itaipu	-	-	549,069	257,825
Other	233,385	47,767	825,416	572,812
Operating result before financing result	1,986,989	1,534,850	12,938,623	10,905,734
	(726,721)	(41,570)	3,063,069	2,531,549
Financing result
Financing revenues
Interest, commissions and taxes revenues	969,539	848,805	184,247	324,507
Financing investment revenues	967,159	750,522	1,218,776	953,530
Arrears in electric energy	12,219	9,198	149,022	176,063
Monetary updates	438,873	354,532	238,973	284,716
Exchange asset variation	522,120	-	499,320	-
Other financing revenues	-	-	25,376	-
Financing expenses
Debt charges	(448,484)	(317,405)	(1,173,278)	(968,031)
Leasing charges	-	-	(191,806)	(184,811)
Shareholders resources charges	(359,567)	(650,903)	(411,538)	(757,674)
Exchange liability variation	-	(634,907)	-	(689,906)
Other	(224,749)	(93,496)	(163,634)	(103,150)
	1,877,110	266,346	375,458	(964,756)
Result before minority participation	1,150,389	224,776	3,438,527	1,566,793
Minority participation result	1,942,735	1,268,567	364,285	388,562
Result before income tax and social contribution	3,093,124	1,493,343	3,802,812	1,955,355
Income tax	(350,274)	86,654	(794,625)	(193,108)
Social Contribution	(126,099)	31,196	(380,763)	(126,314)
Net income (loss) for the period	2,616,751	1,611,193	2,627,424	1,635,933
Portion Attributed to controllers	2,616,751	1,611,193	2,616,751	1,611,193
Portion Attributed to no controllers	-	-	10,673	24,740
Net income (loss) per share – R$	R$1.93	R$1.42	R$1.94	R$1.44

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	06/30/12	06/30/11 Reclassificed	06/30/12	06/30/11 Reclassified

Operating activities
Net income before income tax and social contribution	3,093,124	1,493,343	3,802,812	1,955,355
Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	3,107	3,221	880,555	832,859
Net monetary/exchange variations	(739,051)	280,375	(452,257)	405,190
Financial charges	(705,280)	(703,452)	755,699	755,424
Financing asset revenue	-	-	(1,548,005)	(1,268,791)
Equity method result	(1,942,735)	(1,268,567)	(364,285)	(388,564)
Provision for uncovered liabilities	314,409	95,022	-	-
Provision for credits of questionable liquidation	(65,847)	53,845	269,945	320,430
Provision for contingencies	(136,301)	(13,590)	89,482	254,260
Provision for impairment of assets	-	-	-	409,000
Provision for post employment benefit plan	-	-	-	-
provision for loss investments	43,065	-	43,065	-
Charges on RGR	184,226	172,052	176,638	172,052
Adjustment present value	(5,812)	-	2,706	11,303
Minority participation result	-	-	(16,171)	(37,485)
Charges on stockholders’ resources	359,567	650,903	411,538	757,674
Loss/Income sales of assets	-	-	7,185	6,627
Financing instruments - derivatives	-	-	(30,049)	42,048
Other	(37,666)	(93,000)	(387,898)	607,824
	(2,728,319)	(823,191)	(161,854)	2,879,851
(Increases) decreases in operating assets
Accounts receivable	0	-	(585,941)	311,553
Marketable securities	3,082,404	3,340,453	3,467,608	3,364,996
Reimbursement rights	-	-	(1,149,162)	(54,359)
Stored materials	(339)	(93)	(40,007)	299,541
Nuclear fuel inventories	-	-	(97,149)	(284,161)
Expenses paid in advance	-	-	46,031	(22,407)
Financing assets - concession	(250,377)	(488,689)	(250,377)	(488,689)
Others	(11,990)	(34,503)	(384,459)	(573,220)
	2,819,698	2,817,168	1,006,544	2,553,254
Increase/(decrease) in operating liabilities
Suppliers	25,680	16,584	20,459	(471,543)
Advances from customers	0	0	(23,364)	(21,074)
Leasing	-	-	39,856	81,956
Estimated obligations	3,180	12,964	190,156	144,506
Reimbursement obligation	0	0	1,122,760	170,948
Sector charges	-	-	122,982	51,880
Others	75,404	69,801	(39,315)	(349,376)
	104,264	99,349	1,433,533	(392,704)
Resources from (applied in) operating activities	3,288,766	3,586,669	6,081,035	6,995,756
Payment of Financial Charges	(259,481)	(188,597)	(867,991)	(649,403)
Payment of Global Reversion Reserve (RGR) charges	(119,196)	(134,686)	(223,070)	(134,686)
Annual Permitted revenue receipts	-	-	1,902,327	1,794,048
Financial Charges receivable	907,125	580,263	429,742	93,189
Payment of Income Tax and Social Contributions	(272,125)	(422,229)	(598,123)	(853,425)
Receiving remuneration for equity investments	900,910	1,011,762	193,040	390,583
Judicial Deposits	(16,431)	(1,695)	(158,576)	(82,388)
	4,429,568	4,431,487	6,758,383	7,553,674
Financing Activities
Loans and financing obtained – long-term	757	4,701	2,834,368	1,153,250
Loans and financing paid	(738,291)	(567,497)	(1,870,525)	(878,304)
Shareholders remuneration - paid	(4,763,367)	(4,040,210)	(4,769,081)	(4,053,422)
Payment of refinancing of taxes and contributions (principal)	-	-	(52,278)	(46,584)
Compulsory loan and Global Reversion Reserve	443,514	492,308	443,514	492,307
Others	-	-	114,548	88,398
Resources from (applied in) financing activities	(5,057,386)	(4,110,698)	(3,299,453)	(3,244,355)
Investment Activities
Loans and financing - granted	(615,359)	(1,058,560)	(211,880)	5,744
Loans and financing - received	1,380,000	1,162,168	703,600	724,997
Received renegotiated energy credits	-	-	204,637	182,352
Acquisition of property, plant and equipment	(2,906)	(12,427)	(3,232,588)	(3,457,281)
Acquisition of intangible assets	-	-	(48,945)	(46,620)
Acquisition of concession assets	-	-	(1,882,017)	(1,424,675)
Acquisition/capital increase in corporate participations	(45,679)	-	(45,655)	(678,053)
Concession of advance for future capital increase	(741,194)	(812,901)	-	-
Others	-	-	32,683	101,345
Resources from (applied in) investment activities	(25,139)	(721,720)	(4,480,165)	(4,592,191)
Increase (reduction) in cash and cash equivalent	(652,957)	(400,932)	(1,021,235)	(282,872)
Cash and cash equivalent – beginning of period	1,396,729	5,598,702	4,959,787	9,220,169
Cash and cash equivalent – end of period	743,772	5,197,770	3,938,552	8,937,297
	(652,957)	(400,932)	(1,021,235)	(282,872)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.